ALIANZA MINERALS LTD.

(formerly known as Tarsis Resources Ltd.)

Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2015 and 2014

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

CONTENTS

Page

Condensed Consolidated Interim Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 27

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in Canadian Dollars, unless otherwise stated

	Note	December 31, 2015 (Unaudited)	September 30, 2015 (Audited)

Assets
Current assets
Cash		$21,013	$17,000
Deferred financing costs		7,500	-
Receivables		17,925	16,952
Prepaid expenses		2,841	5,055
		49,279	39,007

Non-current assets
Equipment	5, 6	13,981	15,361
Exploration and evaluation assets	6, 7	2,807,334	2,932,718
Investment in associates	8	560,784	561,254
		3,382,099	3,509,333
Total assets		$3,431,378	$3,548,340

Current liabilities
Accounts payable and accrued liabilities		$114,539	$115,805
Due to related party	11	20,500	10,500
		135,039	126,305
Non-current liabilities
Due to related party	11	472,188	314,676
		472,188	314,676
Shareholders’ equity
Share capital	9	13,653,601	13,653,601
Reserves	9, 10	2,377,941	2,377,941
Accumulated other comprehensive income (loss)		33,796	77,217
Deficit		(13,241,187)	(13,001,400)
		2,824,151	3,107,359

Total shareholders’ equity and liabilities		$3,431,378	$3,548,340

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 17)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on February 26, 2016.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

		Three months ended
	Note	December 31, 2015	December 31, 2014

Expenses
Accounting and legal fees	11	$51,782	$35,319
Depreciation	5	1,039	242
Investor relations and shareholder information	11	8,281	5,339
Office facilities and administrative services	11	4,500	2,000
Office expenses		14,505	4,853
Property investigation expenses		11,409	-
Transfer agent, listing and filing fees		2,989	4,428
Travel		2,379	1,895
Wages, benefits and consulting fees	11	57,963	43,750
		(154,847)	(97,826)

Interest income and other income		1,160	325
Foreign exchange loss		909	-
Write down of exploration and evaluation assets	7	(87,009)	-
Net loss for the period		$(239,787)	$(97,501)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	4	-	(1,625)
Exchange difference arising on the translation of foreign subsidiary		(43,421)	(26,405)
Total comprehensive loss for the period		$(283,208)	$(125,531)
Basic and diluted loss per common share		$(0.02)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted		13,779,078	5,964,044

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2014 (Audited)		5,964,046	$ 11,693,260	$ 1,310,285	$ 597,205	$ 223,072	$ (18,375)	$ 16,240	$ (10,170,594)	$ 3,651,093
Net loss		-	-	-	-	-	(1,625)	(26,405)	(97,501)	(125,531)
Balance, December 31, 2014 (Unaudited)		5,964,046	11,693,260	1,310,285	597,205	223,072	(20,000)	(10,165)	(10,268,095)	3,525,562
Purchase of exploration and evaluation assets	9(c)(i)	150,000	60,000	-	-	-	-	-	-	60,000
Shares issued for the acquisition of Estrella	9(c)(ii)	4,665,032	1,166,258	-	-	-	-	-	-	1,166,258
Private placement	9(c)(iii)	3,000,000	750,000	-	-	-	-	-	-	750,000
Share issue costs		-	(15,917)	-	-	955	-	-	-	(14,962)
Share-based payments		-	-	246,424	-	-	-	-	-	246,424
Net loss		-	-	-	-	-	20,000	87,382	(2,733,305)	(2,625,923)
Balance, September 30, 2015 (Audited)		13,779,078	13,653,601	1,556,709	597,205	224,027	-	77,217	(13,001,400)	3,107,359
Net loss		-	-	-	-	-	-	(43,421)	(239,787)	(283,208)
Balance, December 31, 2015 (Unaudited)		13,779,078	$ 13,653,601	$ 1,556,709	$ 597,205	$ 224,027	$ -	$ 33,796	$ (13,241,187)	$ 2,824,151

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Three months ended
	December 31, 2015	December 31, 2014

Cash flows from (used in) operating activities
Net loss for the period	$(239,787)	$(97,501)
Items not affecting cash:
Depreciation	1,039	242
Write-down of exploration and evaluation assets	87,009	-

Changes in non-cash working capital items:
Receivables	(973)	880
Prepaid expenses	2,214	4,034
Accounts payable and accrued liabilities	(2,130)	8,428
Due to related parties	167,512	(11,683)
Net cash provided by (used in) operating activities	14,884	(95,600)

Cash flows from (used in) investing activities
Exploration and evaluation assets	(8,517)	(2,383)
Net cash (used in) investing activities	(8,517)	(2,383)

Cash flows from (used in) financing activities
Share issue costs	-	(16,000)
Net cash provided by financing activities	-	(16,000)

Effect of exchange rate changes on cash	(2,354)	(63)

Change in cash for the period	4,013	(114,046)

Cash, beginning of the period	17,000	228,579

Cash, end of the period	$21,013	$114,533

Supplemental disclosure with respect to cash flows (Note 12)

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., “Tarsis”) (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at December 31, 2015, the Company had working capital deficit of $85,760 (September 30, 2015: working capital deficit of $87,298) and shareholders’ equity of $2,824,151 (September 30, 2015: $3,107,359).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2015 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2015.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2015. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended December 31, 2015 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2016.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

4.

MARKETABLE SECURITIES

The Company held shares of a publicly traded company which are held as available-for-sale and valued in accordance with the quoted market price of the common shares.

	December 31, 2015	September 30, 2015

Balance, beginning of the period	$-	$1,625
Loss on disposal	-	(1,625)
Balance, end of the period	$-	$-

During the year ended September 30, 2015, the Company determined that there was a prolonged decline in the fair value of the available-for-sale securities, and the full amount of the impairment, including any amount previously recognized in other comprehensive income, had been recognized in net loss for the year.

5.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2014	$2,722	$5,500	$8,222
Assets acquired through plan of arrangement	3,535	10,987	14,522
Foreign exchange movement	1,570	6,219	7,789
As at September 30, 2015	7,827	22,706	30,533
Foreign exchange movement	(565)	(2,237)	(2,802)
As at December 31, 2015	$7,262	$20,469	$27,731
Accumulated depreciation
As at September 30, 2014	$1,834	$3,896	$5,730
Depreciation for the year	1,038	1,591	2,629
Foreign exchange movement	1,338	5,475	6,813
As at September 30, 2015	4,210	10,962	15,172
Depreciation for the period	319	720	1,039
Foreign exchange movement	(485)	(1,976)	(2,461)
As at December 31, 2015	$4,044	$9,706	$13,750
Net book value
As at September 30, 2015	$3,617	$11,744	$15,361
As at December 31, 2015	$3,218	$10,763	$13,981

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

6.

ACQUISITION OF ALIANZA HOLDINGS LTD.

On April 29, 2015, the Company completed a Plan of Arrangement to acquire all of the issued and outstanding shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”). Based on 46,650,304 Estrella shares outstanding, the Company issued 46,650,304 (ratio of 1) of its common shares to complete the transaction.  In connection with the Plan of Arrangement, the Company effected a consolidation of its issued share capital on a ten old shares for one new share basis and raised $750,000 by way of financing and issued 3 million units (Note 9(c)(iii)). On the post-consolidation basis, the shares issued to Estrella represent approximately 33.9% of the Company’s issued and outstanding common shares.

Estrella is an exploration company operating in Peru. Estrella owns a 100% interest in Canadian Shield Explorations (Int’l) Ltd., Canadian Shield Explorations Ltd. and Estrella Gold Peru S.A.C., a 36% interest in Pucarana S.A.C. and a 50% interest in Yanac Peru Exploration LLC and Yanac Minera Peru S.A.C.

As Estrella is in the early stage of exploration and does not yet have any processes or outputs, the acquisition was accounted for as a purchase of assets. The difference between the purchase consideration and the adjusted book values of Estrella’s assets and liabilities was assigned to “exploration and evaluation assets”. The purchase price of the acquisition and the assets acquired are described below:

Purchase price
46,650,304 common shares of Estrella by issue of 46,650,304 Alianza shares @ $0.025	$ 1,166,258
Transaction costs	173,608
Total purchase price	$ 1,339,866

Assets acquired
Net working capital deficiency	$ (194,867)
Equipment	14,522
Investment in associate	567,416
Exploration and evaluation assets	952,795
Net identifiable assets of Estrella	$ 1,339,866

7.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has properties in Mexico (the “Mexico Properties”), in Nevada, USA (the “USA Properties”), in Peru (the “Peru Properties”) and in the Yukon Territory of Canada (the “Canada Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended December 31, 2015

	Mexico		USA		Peru		Canada

	Yago	Others	East Walker	Others	Yanac	Others		Total

Balance at September 30, 2015	$480,084	$18,400	$3,981	$145,053	$493,572	$617,459	$1,174,169	$2,932,718

Additions during the period
Exploration expenditures:
Geological consulting	-	-	-	-	-	1,872	-	1,872
Office and administrative fees	-	-	-	-	-	9	-	9
	-	-	-	-	-	1,881	-	1,881
Less:
Write-down of properties	(87,009)	-	-	-	-	-	-	(87,009)

Net additions / (subtractions)	(87,009)	-	-	-	-	1,881	-	(85,128)

Foreign currency translation	-	-	-	-	(4,091)	(36,165)	-	(40,256)

Balance at December 31, 2015	$393,075	$18,400	$3,981	$145,053	$489,481	$583,175	$1,174,169	$2,807,334

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2015

	Mexico		USA		Peru		Canada

	Yago	Others	East Walker	Others	Yanac	Others		Total

Balance at September 30, 2014	$422,415	$2,307,486	$-	$181,993	$-	$-	$1,174,169	$4,086,063

Additions during the year
Acquisition costs:
Holding	44,825	5,475	-	6,036	-	35,198	-	91,534
Property acquisition	-	-	7,500	52,500	-	-	-	60,000
Acquired through plan of arrangement	-	-	-	-	476,397	476,398	-	952,795
	44,825	5,475	7,500	58,536	476,397	511,596	-	1,104,329

Exploration expenditures:
Camp, travel and meals	9,337	32	-	5,156	-	323	-	14,848
Community relations	-	(602)	-	-	-	-	-	(602)
Field supplies and maps	1,765	94	-	750	-	-	-	2,609
Geological consulting	300	-	2,785	15,778	3,771	6,611	-	29,245
Ground geophysics	-	(165)	-	-	-	-	-	(165)
Legal	-	-	377	2,639	-	-	-	3,016
Licence and permits	-	-	-	57,078	-	-	-	57,078
Office and administrative fees	-	-	-	-	2,446	553	-	2,999
Rent	1,442	1,192	-	7,389	-	748	-	10,771
Reporting, drafting, sampling and analysis	-	-	-	2,160	-	-	-	2,160
	12,844	551	3,162	90,950	6,217	8,235	-	121,959

Less:
Write-down of properties	-	(2,272,049)	(6,681)	(186,426)	-	-	-	(2,465,156)

Net additions / (subtractions)	57,669	(2,266,023)	3,981	(36,940)	482,614	519,831	-	(1,238,868)

Foreign currency translation	-	(23,063)	-	-	10,958	97,628	-	85,523

Balance at September 30, 2015	$480,084	$18,400	$3,981	$145,053	$493,572	$617,459	$1,174,169	$2,932,718

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico

On July 23, 2007, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the Erika property, along with 4 other existing properties in the Yukon. The Erika property is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended September 30, 2015, the Company dropped the Erika property and wrote off all capitalized amounts of $2,242,889 associated with it (Note 16).

On June 10, 2013, the Company purchased from Almaden five properties in Mexico and two properties in Nevada USA by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Pursuant to the agreement, the Company is responsible for paying claim taxes relating to the Mexico properties until such time as title to the properties has been transferred to the Company. Claim taxes totaling approximately $203,000 ($63,000 for 2014 and $140,000 for 2015) have not been paid. As a result, the agreement is not in good standing but remains in effect. Title to the properties cannot be transferred to the Company until these, and future, claims taxes have been settled (Note 16).

Almaden retains a 2% Net Smelter Return (“NSR”) royalty on future production on all these properties.

•

Yago

•

Gallo de Oro (this is part of the Yago property)

•

San Pedro

•

Mezquites

•

Llano Grande

The value of the 400,000 common shares (post 10:1 share consolidation) issued to Almaden on acquisition of these seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

In August 2015, the Company reduced the size of the Mezquites property and dropped the Llano Grande property and wrote off $29,160.

In December 2015, the Company reduced the size of the Yago property and wrote off $87,009.

Subsequent to December 31, 2015, the Company sold its Mexican properties to Almadex Minerals Limited (“Almadex”) (Note 17).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

USA

On June 10, 2013, the Company purchased from Almaden two properties in Nevada, USA and five properties in Mexico by issuing 400,000 common shares (post 10:1 share consolidation) at a price of $0.55 per share to Almaden on July 25, 2013. Almaden also retains a 2% NSR royalty on future production on all these properties.

•

BP

•

Black Jack Springs (“BJS”)

In addition, areas of influence have been outlined in Nevada, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 20,000 shares (post 10:1 share consolidation) to Almaden for each new property acquired within the area of influence.  The Company will issue a further 80,000 shares (post 10:1 share consolidation) to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

In August 2015, the Company reduced the size of the BP property and dropped the BJS property and wrote off $116,207.

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares (post 10:1 share consolidation) to Sandstorm (Note 9(c)(i)) and granting a net smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

•

Ashby

•

Bellview

•

Columbia

•

East Walker

•

Fri Gold

•

Horsethief

•

Hot Pot

•

Kobeh

In August 2015, the Company reduced the size of each of the Ashby, Bellview, Columbia, East Walker, Fri Gold and Horsethief properties as well as dropping the Hot Pot property and wrote off $76,900.

a)

East Walker

The East Walker property is located in Lyon County, west of Hawthorne.  A 2% NSR is payable to a previous owner of the property from production from some claims on the property.

As of December 31, 2015, the Company had spent $3,981 on advancing this property.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Peru

On April 29, 2015, the Company acquired the Yanac, Isy and La Estrella properties in Peru through the Plan of Arrangement with Estrella (Note 6).

•

Yanac – located in Chincha region of the Department of Ica, south-central Peru.

•

Isy – located in the Department of Ayucucho, Peru.

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru.

b)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (NYSE: CLF) (“Cliffs”) and Estrella entered into a Limited Liability Company Membership Agreement in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which has hereby taken over all previous obligations of Cliffs.

50 King and Estrella each now hold a 50% interest in the property. Previously, Cliffs was required to spend a firm commitment of US$500,000 in year one on exploration or pay the same amount to Estrella, with an additional US$250,000 (not firm) to a total of US$750,000 to maintain Cliffs’ interest beyond year one. Cliffs met the US$750,000 commitment by December 31, 2013.

50 King can acquire an additional 20% interest in the Yanac property, to a total 70% interest, by spending a minimum of US$4,000,000 (including the above mentioned US$750,000) and completing 3,000 meters of drilling by February 27, 2017.  If 50 King fails to acquire the additional 20%, 100% of the property reverts to Estrella, subject in certain circumstances to a potential NSR royalty in favor of 50 King.  Upon earning 70%, 50 King can acquire an additional 10% interest in the Yanac property, to a total 80% by completing an NI 43-101 Compliant Pre-Feasibility Study or by defining a compliant Inferred Mineral Resource containing a minimum of 1,000,000 ounces of gold or gold equivalent, within four years of earning its 70% interest.  If 50 King elects not to earn an additional 10% interest, 50 King will pay Estrella US$2,000,000 within 60 days and the parties will fund their proportional interest, subject to conventional dilution.  If either party’s interest in the Yanac property is reduced to 10% or less, that interest will be converted to a 2% NSR royalty.

As of December 31, 2015, a total of US$1,818,290 had been spent on the Yanac property.

Canada

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and one property in Mexico (Erika) and Almaden has a 2% NSR royalty on future production from these mineral claims:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

On June 10, 2008 the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. The Company issued 10,000 fully paid common shares (post 10:1 share consolidation) to Almaden and made a cash payment of $30,000 for a 100% interest in the property. Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property, however, half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almaden 50,000 fully paid common shares (post 10:1 share consolidation) upon receipt of a positive bankable feasibility study for the property.

8.

INVESTMENT IN ASSOCIATE

On April 29, 2015, the Company owned a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru, through the Plan of Arrangement with Estrella (Note 6).

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos Gold Inc. (1.8% NSR), 36% to Estrella (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

Prior to the Company’s investment in Pucarana, Estrella Gold Corporation had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at December 31, 2015, summarized financial information for the associate is as follows:

•

Current assets - $52,100

•

Non-current assets - $51,700

•

Current liabilities - $41,900

•

Non-current liabilities - $73,600

To date, there is no profit or loss from continuing operations.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

9.

SHARE CAPITAL

a)

Authorized:

As at December 31, 2015, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Share consolidation

On April 29, 2015, the Company consolidated its share capital on the basis of one new share for every 10 old shares. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

c)

Issued:

During the year ended September 30, 2015, the Company:

i)

Issued 150,000 common shares to Sandstorm at a price of $0.40 per share for a total consideration of $60,000 to pay for eight exploration and evaluation asset properties in Nevada, USA (Note 7 USA).

ii)

Completed the acquisition of all of the outstanding common shares of Estrella on April 29, 2015. As part of the consideration, the Company issued 4,665,032 common shares (post 10:1 share consolidation) with a fair value of $1,166,258 (Note 6).

iii)

Completed a non-brokered private placement on April 29, 2015 by issuing 3,000,000 units (“Unit”) at a price of $0.25 per Unit for gross proceeds of $750,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.40.  In connection with the financing, the Company paid $1,500 as a cash finder’s fee and issued 6,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.25 for a period of 12 months. The value of the finder’s warrants was determined to be $955 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 172,000 Units for gross proceeds of $43,000. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $12,662 in connection with this financing.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the three months ended December 31, 2015 are summarized as follows:

Expiry date	Exercise price	September 30, 2015	Granted	Exercised	Expired/ cancelled	December 31, 2015
October 1, 2015	$0.25	6,000	-	-	(6,000)	-
May 7, 2017	$0.25	4,500	-	-	-	4,500
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,265,500	-	-	(1,000)	1,264,500
Options outstanding		1,298,500	-	-	(7,000)	1,291,500
Options exercisable		1,298,500	-	-	(7,000)	1,291,500
Weighted average exercise price		$0.25	$Nil	$Nil	$0.25	$0.25

As at December 31, 2015, the weighted average contractual remaining life of options is 4.30 years (September 30, 2015 – 4.53 years).  The weighted average fair value of stock options granted during the three months ended December 31, 2015 was $Nil (2014 -$Nil).

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2015 are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	September 30, 2015
October 5, 2014	$3.00	10,000	-	-	(10,000)	-
June 23, 2015	$2.00	10,000	-	-	(10,000)	-
October 1, 2015	$5.90	86,500	-	-	(86,500)	-
May 4, 2016	$6.10	42,500	-	-	(42,500)	-
May 7, 2017	$2.60	63,500	-	-	(63,500)	-
February 25, 2019	$1.00	212,500	-	-	(212,500)	-
October 1, 2015	$0.25	-	6,000	-	-	6,000
May 7, 2017	$0.25	-	4,500	-	-	4,500
February 25, 2019	$0.25	-	22,500	-	-	22,500
April 29, 2020	$0.25	-	1,265,500	-	-	1,265,500
Options outstanding		425,000	1,298,500	-	(425,000)	1,298,500
Options exercisable		425,000	1,298,500	-	(425,000)	1,298,500
Weighted average exercise price		$2.80	$0.25	$Nil	$2.80	$0.25

The weighted average assumptions used to estimate the fair value of options for the three months ended December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

On April 29, 2015, the Company’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 9(b)).

The continuity of warrants for the three months ended December 31, 2015 is as follows:

Expiry date	Exercise price	September 30, 2015	Issued	Exercised	Expired	December 31, 2015
December 16, 2016	$1.50	483,666	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	266,667
May 15, 2017	$1.00	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	687,000
October 9, 2017	$0.40	755,500	-	-	-	755,500
December 24, 2017	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
Outstanding		7,592,833	-	-	-	7,592,833
Weighted average exercise price		$0.70	$Nil	$Nil	$Nil	$0.70

As at December 31, 2015, the weighted average contractual remaining life of warrants is 1.86 years (September 30, 2015 – 2.11 years).

The continuity of warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
December 16, 2016	$1.50	483,666	-	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	-	266,667
May 15, 2017	$1.00	-	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	-	687,000
October 9, 2017	$0.40	-	755,500	-	-	-	755,500
December 24, 2017	$1.00	-	300,000	-	-	-	300,000
April 29, 2018	$0.40	-	-	3,000,000	-	-	3,000,000
Outstanding		2,337,333	2,255,500	3,000,000	-	-	7,592,833
Weighted average exercise price		$0.98	$0.80	$0.40	$Nil	$Nil	$0.70

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

10.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

On April 29, 2015, the Company’s finder’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such (Note 9(b)).

The continuity of finder’s warrants for the three months ended December 31, 2015 is as follows:

Expiry date	Exercise price	September 30, 2015	Issued	Exercised	Expired	December 31, 2015
October 3, 2015	$1.50	47,150	-	-	(47,150)	-
October 9, 2015	$1.50	56,500	-	-	(56,600)	-
April 29, 2016	$0.25	6,000	-	-	-	6,000
Outstanding		109,650	-	-	(103,650)	6,000
Weighted average exercise price		$1.43	$Nil	$Nil	$1.50	$0.25

As at December 31, 2015, the weighted average contractual remaining life of finder’s warrants is 0.33 years (September 30, 2015 – 0.05 years).

The continuity of finder’s warrants for the year ended September 30, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued per Plan of Arrangement	Issued	Exercised	Expired	September 30, 2015
September 11, 2015	$0.50	26,880	-	-	-	(26,880)	-
October 3, 2015	$1.50	47,150	-	-	-	-	47,150
October 9, 2015	$1.50	-	56,500	-	-	-	56,500
April 29, 2016	$0.25	-	-	6,000	-	-	6,000
Outstanding		74,030	56,500	6,000	-	(26,880)	109,650
Weighted average exercise price		$1.10	$1.50	$0.25	$Nil	$0.50	$1.43

The weighted average assumptions used to estimate the fair value of finder’s warrants for the three months ended December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended December 31, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director (b)	$ 30,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,000

For the three months ended December 31, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe, Director (c)	$ 43,750	$ Nil	$ Nil	$ Nil	$ Nil	$ 43,750

Related party transactions and balances

		Nine months ended		Balance due
	Services	December 31, 2015	December 31, 2014	As at December 31, 2015	As at September 30, 2015
Amounts due to:
Jason Weber (b)	Consulting fee and share-based payment	$ 30,000	$ -	$ 20,500	$ 10,500
Marc. G. Blythe (c)	Wages, consulting fee and share-based payment	$ -	$ 43,750	$ -	$ -
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 45,250	$ 38,000	$ 472,188	$ 314,676
TOTAL:				$ 492,688	$ 325,176

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company. The Company proposed to settle $300,000 of this long-term due to related party (Note 17).

(b) Jason Weber was appointed as the Chief Executive Officer effective April 29, 2015.

(c) Marc Blythe resigned from being the Chief Executive Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the three months ended December 31, 2015 were as follows:

•

As at December 31, 2015, a total of $116,498 in exploration and evaluation assets and a total of 15,500 in share issue costs and deferred financing costs were included in accounts payable and accrued liabilities.

There were no non-cash investing and financing transactions during the three months ended December 31, 2014.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

13.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	December 31, 2015	September 30, 2015
Non-current assets
Mexico	$411,475	$498,484
USA	149,034	149,034
Peru	1,646,038	1,686,124
Canada	1,175,552	1,175,691
	$3,382,099	$3,509,333

14.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $4,500.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at December 31, 2015, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at December 31, 2015, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS – continued

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$21,013	$-	$-	$21,013

15.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2015.

ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2015 AND 2014

(Unaudited, presented in Canadian Dollars)

16.

CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) relates to properties being acquired. Subsequent to December 31, 2015, the Company sold all its Mexican properties (Note 17) and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

17.

EVENTS AFTER THE REPORTING PERIOD

On February 16, 2016, the Company announced that it sold its three Mexican properties, Yago, Mezquites and San Pedro, to Almadex for a 1% Net Smelter Royalty which is capped at $1,000,000.

On February 17, 2017, the Company announced that it is arranging a financing by way of a private placement of 5 million units (“Unit”) at a price of $0.10 per Unit. Each Unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to acquire an additional common share for a period of 4 year at a price of $0.15. In addition, the Company is proposing to settle a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for a 2 million common shares at a price of $0.15 per common share. This will require shareholder approval at the Company’s next Shareholder’s meeting on February 29, 2016.

Pacific is arranging for 500,000 shares of the proposed debt settlement shares to be set aside in a Bonus Pool to be granted based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.